EXHIBIT 99.1

Wanda Sports Group Company Limited Reports Second Quarter 2020 Results
BEIJING, September 1, 2020 (PRNEWSWIRE) – Wanda Sports Group Company Limited (the “Company” and, together with its consolidated entities, “Wanda Sports Group,” the “Group” or “we”) (Nasdaq: WSG), a leading global sports events, media and marketing platform, today announced its unaudited financial results for the second quarter ended June 30, 2020.
As the sale of The IRONMAN Group was completed in July, The IRONMAN Group was treated for purposes of the Group’s results for the second quarter of 2020 as an asset held for sale and its historical results were reflected in those results as discontinued operations.  In addition, The IRONMAN Group’s results and operating data were excluded from the comparative second quarter 2019 results and operating data.  Unless otherwise indicated, the financial statement line items and non-IFRS financial measures are presented on a continuing operations basis.

Second Quarter 2020 Highlights:
•
Total revenue from continuing operations for the second quarter of 2020 was €51.8 million (US$58.2 million), representing a decrease of 75% year-over-year, primarily attributable to a decrease in revenue from the Spectator Sports and DPSS segments due to the broad effects of COVID-19 mitigation efforts. Excluding reimbursement revenue,[1] total revenue was €51.4 million (US$57.8 million), a decrease of 72% over the second quarter of 2019.

•	Net Profit for the period from continuing operations was €5.5 million (US$6.2 million), compared to €19.0 million in the second quarter of 2019.
•	Adjusted EBITDA from continuing operations was €20.9m million (US$23.5 million), compared to €41.2 million in the second quarter of 2019.
•	The Group’s liquidity position remained solid in the second quarter of 2020. The Group had total cash and cash equivalents of €167.5 million (US$188.3 million), as of June 30, 2019.
•
The German Ice Hockey Federation extended its exclusive media and marketing agreement with the Group until the 2023/2024 season. The Group expanded the scope of the renewed agreement and will also be responsible for all German women’s and men’s national ice hockey team merchandise across all age groups.

•
The Group extended its exclusive international media rights partnership with the Czech Republic Ski Federation from 2026 to 2031, and the Norway Ski Federation from 2021 to 2026, respectively, to cover all FIS World Cup events including men’s and women’s alpine skiing, cross-country skiing, ski jumping and Nordic-combined.

____________________________
1 Reimbursement revenues represent revenue that has associated costs of a similar, generally matching, amount (reimbursement costs), thereby resulting in a negligible gross margin impact.

•
The Group recently reached an agreement with mobile network provider Verizon for four separate deals to support new Verizon 5G technology for multi-camera features for some larger US sports associations (including the NBA), consumer entertainment (including Fox’s “The Masked Singer”) and motor sports (NASCAR, IndyCar).

•
There were no mass participation events reflected in the continuing operations in the second quarter of 2020 due to event cancellations as a result of the COVID-19 pandemic.  Despite that, the Group used new, innovative formats and hosted several mass participation events virtually in Europe and China.

Mr. Hengming Yang, Chief Executive Officer of Wanda Sports Group, commented, “As expected, the entire second quarter was affected by the global spread of the pandemic and the related severe impact on business activity, travel and personal routines.  However, given the diversity of our business model with long-term contracts, and our employees’ ability to adapt to uncertainties and new norms of working, we were able to continue to focus on business development, delivering alternative sports service solutions, while effectively managing our costs and liquidity.  Despite our revenue of €51.8 million in the second quarter being much lower than the previous year, our gross margin was significantly enhanced.  Looking forward, although visibility is still unclear in terms of public health and macroeconomic conditions, we remain positive about our partnerships with clients and our business opportunities.  We are confident in the ability of our global workforce to persevere and navigate the challenges ahead. We will remain vigilant in managing our operations and in investing in our future, so that we can be well-positioned to return to revenue and profit growth once the markets recover.”

Mr. Brian Liao, Chief Financial Officer of Wanda Sports Group commented, “Despite the expected contraction in our revenue and profitability, our personnel expenses and selling, office and administrative expenses in the second quarter of 2020 decreased by approximately 28% year-over-year, mainly driven by our cost reduction efforts from the start of the pandemic.  Several cost categories will continue to decrease throughout the year as we continue to respond to the crisis, such as personnel costs, office and travel expenses, and marketing expenses.  In addition, regrettably we had to reduce the number of employees by 13% since the first quarter 2020, but will continue to invest in core capabilities.  We will continue to further streamline our operations in order to preserve cash and protect our profitability. In terms of liquidity, after the IRONMAN transaction, as of July 31, 2020, we have a €208.7 million cash balance.  We intend to use the balance of the net proceeds of the IRONMAN transaction, subject to business conditions, to return capital to its shareholders (either through a special dividend or a share repurchase program; in either case, subject to shareholder approval), and/or for general corporate purposes.  Meanwhile, we are intensely focused on positioning our company optimally to return to revenue growth as we weather the unprecedented uncertainty of the COVID-19 crisis.”

Second Quarter 2020 Business Highlights
Core Business Segments:
Spectator Sports
In the second quarter, the Spectator Sports business leveraged its digital ecosystem innovation and resources by successfully delivering a number of virtual events.  These virtual events attracted a wide range of coverage, while expanding new business wins, despite the uncertainty of the operating environment.

Key events
•
The Group, as the International Ice Hockey Federation’s (or IIHF) long-standing exclusive media and marketing rights partner, launched the IIHF Esports Fan Championship on May 15. Fans from the 16 nations which had qualified for the 2020 IIHF Ice Hockey World Championship were given the chance to represent their countries in the digital tournament, which was hosted on a new IIHF esports online platform.

•
The Group acted as the promoter, producer and organizer of an alternative online esports tournament for the Italian football league’s eSerie A TIM clubs after the suspension of the tournament due to the pandemic.  Fans were able to watch exclusive live content on eSerie A TIM's YouTube channel.

•
The Coppa Italia Coca Cola final, Italy's top football knock-out tournament, celebrated a broadcast reach of over 10 million viewers with the match distributed to almost 220 territories globally. Virtual overlay technology provided by the Group covered the empty stands which were decorated with the clubs’ colors, the competition logo and the Italian flag.

•
The Group jointly supported the launch of the first digital pro-cycling race series – the Digital Swiss 5, which saw professional cyclists competing across five digital races as an alternative to the cancelled Tour de Suisse. The event achieved strong coverage on major public broadcast networks across almost 30 countries.

•
The Group launched a new digital ecosystem for the European Handball Federation (EHF), which is designed to amplify the outreach and awareness of handball across all platforms of TV, OTT, digital and social media.  All of the digitally-optimized, high-quality content is created by experts from the Group and its partners through more than 5,000 pieces of video content for all major EHF competitions, in order to connect, interact and entertain fans globally.

Major Prolongations
•
The Group successfully arranged for the renewal of a commercial agreement between Nike and Top 14 rugby club Stade Toulousain. The sports apparel company will continue its role as the French club's official supplier until the end of the 2025 season.

•
The German Ice Hockey Federation extended its exclusive media and marketing agreement with the Group until the 2023/2024 season. The Group expanded the scope of the renewed agreement and will also be responsible for all German women’s and men’s national ice hockey team merchandise across all age groups.

•
The Group extended its exclusive international media rights partnership with the Czech Republic Ski Federation from 2026 to 2031, and the Norway Ski Federation from 2021 to 2026, respectively, to cover all FIS World Cup events including men’s and women’s alpine skiing, cross-country skiing, ski jumping and Nordic-combined.

•
The Group successfully extended the partnership between LGT and the World Curling Federation (WCF), securing the Liechtenstein-based financial group as the official sponsor for the 2022 European Curling Championships and official title sponsor for the World Women’s Curling Championship 2024.

•
German door manufacturer Hörmann extended its agreement with the International Biathlon Union (IBU) in a deal signed by the Group. The prolonged partnership will run for four more years covering all IBU World Cup events until the end of the 2023/2024 season.

•	Finland Biathlon also extended its long-running agreement with the Group for exclusive marketing rights for all IBU events until the 2029/30 season.

Key New Business Wins
•
Broadcaster Pragosport reached an agreement covering 15 different media properties for a period up to 2028 in the territories of Czech Republic, Slovakia and Hungary, with the Group serving as the exclusive media rights partner for all clients.

•
Besiktas Sports Club, one of Turkey’s top football, basketball, volleyball, handball and esports clubs reached an exclusive marketing and sales agreement with the Group for all sports as well as all relevant venues from 2021 to 2024.

•	The Group completed media agreements for the Scottish Premier Football League (SPFL) in over 30 countries. These contracts will run through until at least the conclusion of the 2022/23 season.

Digital, Production, Sports Solutions (DPSS)
•
As sports events and games such as the German Bundesliga football matches proceeded without spectators, the Group developed additional venue advertising including installing extra rows of LED boards in place of empty seats in order to provide more visibility and increased exposure for sponsors and advertisers.

•	The Group has renewed its contract with France’s Ligue Football Professional (LFP) for the next four seasons continuing a long-running and successful partnership.
•	The Group obtained a project mandate with the Professional Golf Tour (PGAT) to release the API Live Scoring and the TourCast, which enables shots to be viewable virtually in real time.
•
An agreement was reached with mobile network provider Verizon for four separate deals to support new Verizon 5G technology for multi-camera features for some larger US sports associations (including the NBA), consumer entertainment (including Fox’s “The Masked Singer”) and motor sports (NASCAR, IndyCar).

•	English Premier League club Chelsea FC extended its partnership with the Group until 2021, with new products including a subscription-based paid video production that is currently being developed.
•	The Group signed a new three-year agreement with the Badminton World Federation (BWF). The Group will be working with the federation on new content for its digital platforms.

•
The Group extended its relationship with video game developer Activision Blizzard to work on its esports platforms, including a new proprietary platform that integrated with Activision Blizzard’s existing website. This has enabled Activision Blizzard to develop a modern and efficient site infrastructure and completely upgrade the website for the popular esports Overwatch league and 20 Overwatch League team sites.

•
IGBS, a joint venture between HBS and IMG, won the “Outstanding Production Achievement –Event” award category for its production of the Rugby World Cup Japan 2019 by the SVG (Sports Video Group) Europe TV Awards, one of the most prestigious bodies for sports broadcasting and production across Europe. The tournament set new standards in rugby broadcast production with the first 8K production, the use of augmented reality graphics and Hawk-Eye Smart Replay technology.

Mass Participation
In the second quarter, although many mass participation events were cancelled or postponed due to the global pandemic, the Group still hosted a few successful events to provide participants with a stimulating outlet during the pandemic.
•
Group company Megamarsch launched the #Wirgehenweiter (“we go further”) challenge that took place from June 20-21. The virtual event covered several walking distances and was sold out in two weeks. This initial success led to the launch of further editions in August and September.

•
Throughout the Covid-19 lockdown, HYROX, the World Series of Fitness (in which the Group currently has a minority investment), sought new ways to provide fitness competitions for its worldwide community. After the success of the Home Series, its first initiative, which attracted 5,000 participants from 51 countries, HYROX launched the Virtual Championships of Fitness, which began on July 3 and includes a bodyweight and equipment division comprising five workouts over three weeks.

China Business Highlights
In the second quarter of 2020, almost all sports events were cancelled or postponed across China as a result of the COVID-19 pandemic.

•
The 2020 Chengdu Double Heritage Marathon was held online from May 1 to May 31, as an alternative solution for one of the largest annual road races in Western China – the Chengdu Double Heritage International Marathon. There were more than 6,500 runners registered for the online race’s three categories, including 6km, half-marathon, and marathon.

Second Quarter 2020 Financial Results

Revenue
Total revenue for the second quarter of 2020 was €51.8 million (US$58.2 million), representing a decrease of 75% year-over-year, primarily attributable to a decrease in revenue from the Spectator Sports and DPSS segments. Excluding reimbursement revenue2, total revenue was €51.4 million (US$57.8 million), a decrease of 72% over the second quarter of 2019.

The following table sets forth a breakdown of revenue by segment for the periods indicated:
	Three Months Ended June 30,
	2020			2019
(in millions, except percentages)	USD	EUR	% of Revenue	EUR	% of Revenue	YoY Change
Core segments:
Spectator Sports	43.2	38.4	74%	138.1	66%	(72%)
DPSS	14.7	13.1	25%	54.8	26%	(76%)
Mass Participation	0.3	0.3	1%	16.9	8%	(98%)
Total Revenue	58.2	51.8	100%	209.8	100%	(75%)
DPSS excluding reimbursement revenue	14.3	12.7		27.1		(53%)
Total Revenue excluding reimbursement revenue	57.8	51.4		182.1		(72%)

	Six Months Ended June 30,
	2020			2019
(in millions, except percentages)	USD	EUR	% of Revenue	EUR	% of Revenue	YoY Change
Core segments:
Spectator Sports	200.1	178.1	83%	332.2	77%	(46%)
DPSS	40.5	36.0	16%	76.3	18%	(53%)
Mass Participation	1.5	1.3	1%	21.2	5%	(94%)
Total Revenue	242.1	215.4	100%	429.7	100%	(50%)
DPSS excluding reimbursement revenue	39.3	35.0		48.7		(28%)
Total Revenue excluding reimbursement revenue	241.0	214.4		402.1		(47%)

2 Reimbursement revenues represent revenue that has associated costs of a similar, generally matching, amount (reimbursement costs), thereby resulting in a negligible gross margin impact.

•
Spectator Sports: The decrease in revenue was primarily due to postponement or cancellation of events as a result of the COVID-19 mitigation efforts. For example, the IIHF Ice Hockey World Championships were cancelled, and the Italian football events were suspended in April and May this year.

•	DPSS: The decrease in revenue was primarily driven by the cyclicality effect, as the Women’s FIFA World Cup took place in 2019.
•
Mass Participation: The decrease in revenue was due to the cancellation of all scheduled events as a result of the COVID-19 mitigation efforts. The number of events was nil and 50 in the second quarter of 2020 and of 2019, respectively. The number of gross-paid athletes was nil and 225,000 in the second quarter of 2020 and of 2019, respectively.

Gross profit

The following table sets forth a breakdown of gross profit and the corresponding gross margin by segment for the periods indicated:
	Three Months Ended June 30,
	2020			2019
(in millions, except percentages)	USD	EUR	Gross margin	EUR	Gross margin	YoY Change in Gross Profit
Core segments:
Spectator Sports	32.7	29.0	76%	55.4	40%	(48%)
DPSS	6.7	6.0	46%	13.1	24%	(54%)
Mass Participation	(0.6)	(0.5)	(189%)	8.0	47%	(106%)
Total Gross Profit	38.8	34.5	67%	76.5	36%	(55%)

	Six Months Ended June 30,
	2020			2019
(in millions, except percentages)	USD	EUR	Gross margin	EUR	Gross margin	YoY Change in Gross Profit
Core segments:
Spectator Sports	85.9	76.5	43%	99.4	30%	(23%)
DPSS	18.2	16.2	45%	22.4	29%	(28%)
Mass Participation	(0.4)	(0.4)	(31%)	8.3	39%	(105%)
Total Gross Profit	103.7	92.3	43%	130.1	30%	(29%)

•	Spectator Sports: The decrease in gross profit was primarily due to the cancellation of the IIHF World Championships and the cancellation or postponement of the summer sport events.

•	DPSS: The decrease in gross profit was primarily driven by cyclicality effect, as the Women’s FIFA World Cup took place in 2019.
•	Mass Participation: The decrease in gross profit was due to the cancellation of all scheduled events as a result of the COVID-19 mitigation efforts.
Gross margin, or gross profit as a percentage of revenue, was 67%, compared with 36% in the corresponding quarter of 2019, primarily reflecting a higher weight of commission-model based business in football, which commands a higher gross margin.
Personnel expenses were €22.8 million (US$25.6 million), compared with €27.4 million in the second quarter in 2019, primarily attributable to the Group’s strict cost control measures during COVID-19 outbreak, such as a hiring freeze, salary reductions and reduced hours. In addition, the Group received “reduced working time” compensation from local authorities which partially offset personnel expenses in the second quarter of 2020.
Selling, office and administrative expenses were €6.2 million (US$7.0 million), compared with €12.8 million in the second quarter in 2019, mainly resulting from the cost saving actions as well as the absence of IPO-related expenses incurred in 2019. The cost savings were due to, among others, strict travel restrictions and reductions of marketing expenses.
Depreciation and amortization expenses were €5.9 million (US$6.6 million), compared with €5.4 million in the second quarter in 2019.
Other operating income, net was €15.1 million (US$17.0 million) compared with nil in the second quarter of 2019, primarily reflecting insurance payments for events that were cancelled and a positive fair value adjustment of liabilities from acquisition of companies.
Finance costs were €10.3 million (US$11.6 million), compared with €12.2 million in the second quarter in 2019, primarily due to interest expense savings under the senior 364-day term loan facility entered into in March 2020, which was partially offset by an increase in foreign exchange loss.
Income tax was €0.2 million (US$0.2 million), compared with €0.2 million in the second quarter of 2019.
Profit for the period from continuing operations was €5.5 million (US$6.2 million), compared to €19.0 million in the second quarter of 2019, mainly due to the decreased gross profit, which was partially offset by savings in overhead expenses and finance costs.
Adjusted EBITDA from continuing operations was €20.9 million (US$23.5 million), compared to €41.2 million in the second quarter of 2019, principally resulting from the decreased gross profit, which was partially offset by savings in overhead expenses.
Net loss for the Group (inclusive of discontinued operations) attributable to ordinary shareholders of Wanda Sports Group Company Limited was €30.0 million (US$33.7 million), compared to a net profit of €23.4 million in the second quarter of 2019.
Basic and diluted net loss for the Group (inclusive of discontinued operations) per American Depositary Share (“ADS”) were both €0.22 (US$0.24), compared to basic and diluted net profit per ADS of both €0.17 in the second quarter of 2019.

Cash and cash equivalents
As of June 30, 2020, the Group had total cash and cash equivalents of €167.5 million (US$188.3 million) from continuing operations.

Indebtedness
As of June 30, 2020, the Group had total interest-bearing liabilities of €685.2 million (US$770.0 million) from continuing operations.
The following table sets forth a breakdown of interest-bearing liabilities at period end.
	June 30, 2020
(in millions)	USD	EUR
Wanda Sports Group Company Limited	239.0	212.7
Infront Group	531.0	472.5
Total	770.0	685.2

COVID-19 Business Operation & Outlook

●
As the global COVID-19 pandemic continues beyond the second quarter, the Group’s top priority remains to ensure the safety and well-being of its athletes, employees, clients and key partners. In response to the outbreak, the Group closed its corporate offices and requested that all employees either work remotely or work at office premises in shifts for limited periods of time during the second quarter.  Currently, selected employees have returned to workplaces in compliance with the heightened hygiene protocols as required by the respective public health authorities.  In response to the pandemic, the Group undertook a number of actions to mitigate the impact, including reducing headcount by 13% since the first quarter of 2020, resulting in approximately 1,100 employees as of June 30, 2020, excluding discontinued operations.

●
Almost all sports events were cancelled or postponed on a global basis in the second quarter.  The Group’s current priority is meticulous planning for the resumption of sports events in different markets (even if without spectators at venues). Infront is one of approximately 30 underwriters of the #Sport4Recovery initiative, which launched an international campaign to encourage policymakers to safely re-open organized sports. In addition to communicating with policymakers, this campaign aims to collaborate with the scientific community to highlight the importance of sport for mental and physical health recovery as well as to mobilize athletes and sports fans.

●
Despite the challenging environment, the Group continues to adopt creative sports solutions by innovating within its business on multiple fronts.  Examples of this innovation include the IIHF virtual world championship, the newly developed digital ecosystem for EHF and the esports tournament for the Italian football league’s eSerie A TIM clubs.

●
To mitigate further potential risks to the Group’s financial performance and better align its cost structure with client demand, management continues to implement a comprehensive set of short-term cost reduction and cash flow improvement actions.  Looking ahead and mindful of the challenges the industry faces, the Group has initiated a comprehensive review with the goal of further streamlining its business, in order to create a leaner organization with greater flexibility that will continue to be highly focused on delivering value for all its stakeholders. Overall, the review aims to enable the Group to realize its full potential over the mid- to long-term and to achieve a sustainable and healthy base for its future.

Other Developments
On Jun 24, 2020, the German Football Association (DFB) informed the Group that it would end its longstanding partnership with Infront and terminate or discontinue all existing contracts based on allegations of “potentially damaging activities.” Infront responded in a public statement, among other things, challenging the validity of the cancelation.  Infront and the DFB remain in discussions to resolve the matter between them.

Liquidity

The Company had total cash and cash equivalents of €167.5 million (US$188.3 million) excluding discontinued operations at the end of the second quarter.  As of July 31, 2020, post the completion of the IRONMAN Group sales, the Company had total cash and cash equivalents of €208.7 million (US$ 234.5 million).  As previously reported, the Company intends to use the balance of the net proceeds of the IRONMAN transaction, subject to business conditions, to return capital to its shareholders (either through a special dividend or a share repurchase program; in either case, subject to shareholder approval), and/or for general corporate purposes.
Management is confident of the Group’s strong liquidity position and its disciplined approach in managing the ongoing capital requirements.

Financial Guidance

Due to the significant uncertainties relating to the scope, duration and impact of COVID-19, the Company currently is unable to reasonably estimate its 2020 financial performance and, accordingly, is not providing any updated guidance.
Management continues to believe that the Company’s long-term growth prospects remain promising and that Wanda Sports Group is well positioned to play a leading role in the global sports media and events industry into the future.

Conference Call Information

Wanda Sport’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on September 1, 2020 (8:00 PM Beijing/Hong Kong time on September 1, 2020).
Participants can join the earnings conference call by completing online registration at: http://apac.directeventreg.com/registration/event/7083268. Upon registration, all participants will be provided with participant dial-in numbers, passcodes and unique registrant IDs to access the conference call.
Additionally, participants can join the call via a live webcast of the earnings conference call at: http://investor.wsg.cn/. An archived webcast will be available through the same link.
A telephonic replay will be available after the conclusion of the conference call, from 11:00 a.m. U.S. Eastern Time on September 1 to 09:59 a.m. U.S. Eastern Time on September 9, 2020 by dialing +61 2 8199 0299 and entering passcode 7083268.

About Wanda Sports Group

Wanda Sports Group is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through its businesses, Infront and Wanda Sports China, Wanda Sports Group has significant intellectual property rights, long-term relationships and broad execution capabilities, enabling it to deliver inspiring sports event experiences, creating access to engaging content and building inclusive communities. Wanda Sports Group offers a comprehensive array of events, marketing and media services through its three primary segments: Spectator Sports, Digital, Production, Sports Solutions (DPSS) and Mass Participation. Wanda Sport Group's full-service platform creates value for its partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.
Headquartered in China, Wanda Sports Group has more than 49 offices in 17 countries with over 1,100 employees around the world.  For more information, please visit http://investor.wsg.cn/investor-relations.

Use of Non-IFRS Financial Measures

To supplement our consolidated financial statements which are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), we also use Adjusted EBITDA as a non-IFRS financial measure. We present this non-IFRS financial measure because it is used by our management in evaluating our operating results and for financial and operational decision-making purposes.  We define Adjusted EBITDA as net income excluding share-based compensation and other non-recurring expenses. We also believe that this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Non-IFRS financial measures should not be considered in isolation or construed as an alternative to profit/(loss) from operations and net profit/(loss) or any other measure of performance, or as an indicator of our operating performance. Adjusted EBITDA may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.
Reconciliation of Adjusted EBITDA and EBITDA, another non-IFRS financial measure, to the most directly comparable IFRS financial measure is set forth at the end of this release.
Exchange Rate Information
This press release contains translation of certain Euro (“€”) amounts into U.S. Dollar (“$”) at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Euro to U.S. dollar were made at the exchange rate of €0.8899 to US$1.00, the exchange rate on June 30, 2020 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to management quotes and the Company's financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements and, consequently, could be affected by the uncertain and unprecedented impact of the COVID-19 pandemic on the Company's business and operations and the related impact on its liquidity needs. These forward-looking statements include, but are not limited to, statements about: the impact of the pandemic and related mitigation efforts on the Company’s business, operations and operating results; the Company's goals and strategies; the expected growth in the Company's industry; the Company's expectations regarding its ability to attract rights-in partners and monetize their rights through rights-out arrangements; changes in consumer behavior and consumer and corporate spending, in particular as a result of the pandemic; the Company's ability to reach acceptable levels of engagement with its athletes following in the context of current public health concerns; the Company's future business development, results of operations and financial condition; competition in the Company’s industry; general economic and business conditions, including as a result of the pandemic; the outcome of discussions with rights owners and lenders to mitigate the impact of the effects of the pandemic on the Group; and assumptions underlying or related to any of the foregoing as well as risks, uncertainties, and other factors described in ”Risk Factors” and elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2019, which is available on the SEC’s website at www.sec.gov. Additional information will be made available in future filings that the Company makes from time to time with the SEC.

In addition, any forward-looking statements contained in this press release are based on assumptions that the Company's believes to be reasonable as of this date. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

For investor and media inquiries, please contact:
Wanda Sports Group
Edith Kwan
Tel:  +86 (10) 8558 7456
E-mail:  ir@wsg.cn

WANDA SPORTS GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”), except for number of shares and per share data)
	For the three months ended						For the six months ended
	June 30, 2020				June 30, 2019		June 30, 2020				June 30, 2019
	$		€		€		$		€		€
Continuing operations
Revenue		58,193		51,786		209,812		242,101		215,446		429,719
Cost of sales		(19,419)		(17,281)		(133,300)		(138,375)		(123,140)		(299,576)
Gross profit		38,774		34,505		76,512		103,726		92,306		130,143
Personnel expenses		(25,611)		(22,791)		(27,443)		(58,357)		(51,932)		(53,840)
Selling, office and administrative expenses		(6,997)		(6,227)		(12,795)		(17,505)		(15,578)		(19,787)
Depreciation and amortization		(6,612)		(5,884)		(5,353)		(13,137)		(11,691)		(10,368)
Other operating income/(expense), net		16,959		15,092		(46)		16,460		14,648		931
Finance costs		(11,579)		(10,304)		(12,194)		(25,177)		(22,405)		(18,033)
Finance income		1,121		998		258		1,324		1,178		848
Share of loss of associates and joint ventures		(30)		(27)		(147)		(63)		(56)		(10)
Profit before tax from continuing operations		6,025		5,362		18,792		7,271		6,470		29,884
Income tax		172		153		185		(5,904)		(5,254)		(7,519)
Profit for the period from continuing operations		6,197		5,515		18,977		1,367		1,216		22,365

Discontinued operations
(Loss)/profit after tax for the period from discontinued operations		(40,108)		(35,693)		5,588		(62,264)		(55,409)		(6,436)
(Loss)/profit for the period		(33,911)		(30,178)		24,565		(60,897)		(54,193)		15,929

Attributable to:
Equity holders of the parent		(33,664)		(29,958)		23,446		(60,248)		(53,615)		14,586
Non‑controlling interests		(247)		(220)		1,119		(649)		(578)		1,343
		(33,911)		(30,178)		24,565		(60,897)		(54,193)		15,929

Earnings per share[3]:
Basic (loss)/profit for the period attributable to ordinary equity holders of the parent	(0.16)	(0.14)	0.11	(0.29)	(0.26)	0.07
Diluted (loss)/profit for the period attributable to ordinary equity holders of the parent	(0.16)	(0.14)	0.11	(0.29)	(0.26)	0.07
Basic (loss)/profit for the period attributable to ADS holders of the parent	(0.24)	(0.22)	0.17	(0.44)	(0.39)	0.11
Diluted (loss)/profit for the period attributable to ADS holders of the parent	(0.24)	(0.22)	0.17	(0.44)	(0.39)	0.11

Earnings per share for continuing operations:
Basic profit for the period attributable to ordinary equity holders of the parent	0.03	0.03	0.09	0.01	0.01	0.10
Diluted profit for the period attributable to ordinary equity holders of the parent	0.03	0.03	0.09	0.01	0.01	0.10
Basic profit for the period attributable to ADS holders of the parent	0.05	0.04	0.13	0.01	0.01	0.16
Diluted profit for the period attributable to ADS holders of the parent	0.05	0.04	0.13	0.01	0.01	0.16

3 Basic and diluted earnings per share and profit attributable to ADS holders of the parent for the three months ended June 30, 2020 and 2019 were computed in the assumption that the Company had issued 23.8 million ADS, and the Company had approximately 208 million and 205 million ordinary shares issued and outstanding as at June 30, 2020 and 2019, respectively.

WANDA SPORTS GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	For the three months ended						For the six months ended
	June 30, 2020				June 30, 2019		June 30, 2020				June 30, 2019
	$		€		€		$		€		€
(Loss)/profit for the period		(33,911)		(30,178)		24,565		(60,897)		(54,193)		15,929
Other comprehensive income:
Other comprehensive income to be reclassified to profit or loss in subsequent periods (net of tax):
Net (loss)/gain on cash flow hedges		(660)		(587)		237		(7,520)		(6,692)		(96)
Exchange differences on translation of foreign operations		(3,987)		(3,548)		(13,673)		4,550		4,049		(8,469)
Net other comprehensive loss to be reclassified to profit or loss in subsequent periods		(4,647)		(4,135)		(13,436)		(2,970)		(2,643)		(8,565)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Net remeasurement on defined benefit plans		-		-		(12)		-		-		(12)
Net loss on equity instruments designated at fair value through other comprehensive income		(8,912)		(7,931)		-		(8,912)		(7,931)		-
Net other comprehensive loss not to be reclassified to profit or loss in subsequent periods		(8,912)		(7,931)		(12)		(8,912)		(7,931)		(12)
Other comprehensive loss for the period, net of tax		(13,559)		(12,066)		(13,448)		(11,882)		(10,574)		(8,577)
Total comprehensive (loss)/income for the period, net of tax		(47,470)		(42,244)		11,117		(72,779)		(64,767)		7,352
Attributable to:
Equity holders of the parent		(47,135)		(41,946)		10,293		(72,016)		(64,087)		5,536
Non‑controlling interests		(335)		(298)		824		(763)		(680)		1,816
		(47,470)		(42,244)		11,117		(72,779)		(64,767)		7,352

WANDA SPORTS GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	June 30, 2020				December 31, 2019
	$		€		€
ASSETS
CURRENT ASSETS
Cash and cash equivalents		188,276		167,547		163,225
Trade and other receivables		232,804		207,172		264,041
Accrued income		841		748		10,498
Contract assets		50,343		44,800		53,541
Inventories		634		564		9,395
Income tax receivables		3,487		3,103		13,594
Other assets		81,846		72,836		81,001
		558,231		496,770		595,295
Assets held for sale		933,618		830,827		8,125
		1,491,849		1,327,597		603,420
NON‑CURRENT ASSETS
Long‑term receivables		10,814		9,623		6,808
Investments in associates and joint ventures		4,152		3,695		3,277
Property, plant and equipment		15,234		13,557		26,294
Right of use assets		25,931		23,076		35,249
Intangible assets		73,929		65,789		486,933
Goodwill		263,686		234,654		537,585
Contract assets		12,332		10,974		10,268
Deferred tax assets		20,319		18,082		23,063
Other assets		67,423		60,000		63,164
		493,820		439,450		1,192,641
TOTAL ASSETS		1,985,669		1,767,047		1,796,061

WANDA SPORTS GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	June 30, 2020				December 31, 2019
	$		€		€
LIABILITIES
CURRENT LIABILITIES
Trade and other payables		151,380		134,713		173,855
Interest‑bearing liabilities		768,774		684,132		204,583
Lease liabilities		7,877		7,010		10,041
Accrued expense		54,199		48,232		69,846
Deferred income		2		2		5
Contract liabilities		110,591		98,415		199,900
Other liabilities		10,036		8,930		19,208
Income tax payable		12,973		11,545		21,787
Provisions		2,822		2,511		9,234
		1,118,654		995,490		708,459
Liabilities directly associated with the assets held for sale		584,082		519,775		6,975
		1,702,736		1,515,265		715,434
NON‑CURRENT LIABILITIES
Interest‑bearing liabilities		1,169		1,040		641,085
Lease liabilities		19,213		17,098		29,154
Accrued expenses		3,566		3,173		3,051
Contract liabilities		12,812		11,401		17,271
Deferred tax liabilities		20,443		18,192		99,202
Provisions		2,050		1,824		3,936
Long‑term payroll payables		18,029		16,044		15,336
Other liabilities		24,783		22,056		43,578
		102,065		90,828		852,613
TOTAL LIABILITIES		1,804,801		1,606,093		1,568,047
EQUITY
Share capital		1,708,974		1,520,816		1,520,816
Reserves		(928,267)		(826,065)		(813,300)
Accumulated deficit		(603,243)		(536,826)		(483,211)
Equity attributable to equity holders of the parent		177,464		157,925		224,305
Non‑controlling interests		3,404		3,029		3,709
TOTAL EQUITY		180,868		160,954		228,014
TOTAL LIABILITIES AND EQUITY		1,985,669		1,767,047		1,796,061

WANDA SPORTS GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	For the three months ended						For the six months ended
	June 30, 2020				June 30, 2019		June 30, 2020				June 30, 2019
	$		€		€		$		€		€
NET CASH FLOWS FROM OPERATING ACTIVITIES		5,791		5,153		30,704		23,024		20,489		817
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(923)		(821)		(41,991)		(36,751)		(32,705)		(125,118)
NET CASH FLOWS FROM FINANCING ACTIVITIES		8,684		7,728		12,361		67,595		60,153		131,999
NET INCREASE IN CASH AND CASH EQUIVALENTS		13,552		12,060		1,074		53,868		47,937		7,698
Cash and cash equivalents at beginning of the period		185,099		164,720		186,739		183,419		163,225		177,048
Effect of foreign exchange rate changes, net		512		455		(1,308)		(953)		(848)		1,759
Transfer to assets held for sale		(10,887)		(9,688)		-		(48,058)		(42,767)		-
CASH AND CASH EQUIVALENTS AT END OF PERIOD		188,276		167,547		186,505		188,276		167,547		186,505

WANDA SPORTS GROUP COMPANY LIMITED
RECONCILIATION OF NON-IFRS MEASURE – IFRS Profit for the Period and Year to Adjusted EBITDA (unaudited)
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	For the three months ended						For the six months ended
	June 30, 2020				June 30, 2019		June 30, 2020				June 30, 2019
	$		€		€		$		€		€
Continued operations
Profit for the period from continuing operations		6,197		5,515		18,977		1,367		1,216		22,365
Income tax		(172)		(153)		(185)		5,904		5,254		7,519
Net interest expenses		7,476		6,653		14,634		17,116		15,232		17,527
Depreciation and amortization		6,612		5,884		5,353		13,137		11,691		10,368
EBITDA from continuing operations		20,113		17,899		38,779		37,524		33,393		57,779

Share-based compensation(1)		1,274		1,134		279		2,647		2,356		730
Expenses or charges relating to acquisition(2)		-		-		317		-		-		503
Expenses or charges relating to IPO or financing(3)		-		-		3,496		357		318		3,721
Restructure and disposal of investments/subsidiaries(4)		(1,123)		(999)		-		(1,123)		(999)		-
Loss/(gain) on foreign exchange and derivatives, and other financial charges(5)		2,982		2,653		(2,698)		6,737		5,995		(342)
Estimated client compensation relating to fraudulent activities(6)		-		-		1,029		-		-		7,029
Expenses or charges relating to Sarbanes-Oxley compliance(7)		284		253		-		500		445		-
Remeasurement of contingent consideration(8)		(100)		(89)		-		(100)		(89)		-
Net loss on disposal of assets (9)		4		4		-		99		88		-
Expenses relating to shareholder class action lawsuit (10)		89		79		-		160		142		-
Adjusted EBITDA from continuing operations		23,523		20,934		41,202		46,801		41,649		69,420

Discontinued operations
Loss/(gain) for the period from discontinued operations		(40,108)		(35,693)		5,588		(62,264)		(55,409)		(6,436)
Net interest expense, income tax, depreciation and amortization		30,024		26,718		8,615		27,067		24,087		14,149
EBITDA from discontinued operations		(10,084)		(8,975)		14,203		(35,197)		(31,322)		7,713
Adjustments (11)		(433)		(385)		3,395		11,662		10,378		6,140
Adjusted EBITDA from discontinued operations		(10,517)		(9,360)		17,598		(23,535)		(20,944)		13,853

Adjusted EBITDA		13,006		11,574		58,800		23,266		20,705		83,273

1.	Share-based compensation consisted of share-based compensation and social insurance expenses. This item has been excluded as it is a non-recurring expense.
2.	Represents expenses incurred for professional fees such as legal counsel, auditors, underwriters, valuation experts and consultants mainly in respect of acquisitions.
3.	Represents professional fees of legal counsel, auditors, due diligence experts, consultants, and related expenses for our IPO and financing.
4.	Represents expenses or costs incurred in the restructuring and disposal of investments and subsidiary companies.
5.	Represents the loss/(gain) on foreign exchange, derivative financial instruments at fair value through profit or loss, termination of the cross-currency swap and other financial charges.
6.	Represents the amount estimated to be paid by Infront as compensation in connection with fraudulent activities presumably undertaken by a former senior employee of Infront.
7.	Represents Sarbanes-Oxley Act consulting charges paid to third parties.
8.	In 2020, remeasurement of contingent consideration represents fair value change of contingent consideration from business combination of Gsport.
9.	Represents net loss on disposal of property, plant and equipment and intangible assets.
10.	Represents legal fees related to shareholder class action, voluntarily dismissed on May 18, 2020.
11.	Represents change in fair value of investments amounting to €1.3 million, gains on foreign exchange amounting to €3.0 million and other non-recurring expenses amounting to €1.3 million.